Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

The following letter was distributed to certain stockholders of Nalco Holding Company.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Stephen N. Landsman Vice President, General Counsel and Corporate Secretary Tel 630 305 1554 Fax 630 305 2840 slandsman@nalco.com

Nalco Company 1601 West Diehl Road Naperville, IL 60563-1198 630 305 1000 www.nalco.com

November 14, 2011

Dear Nalco Stockholder:

We recently mailed to you a joint proxy statement/prospectus of Ecolab Inc. and Nalco Holding Company requesting your support of the merger between the two companies at a special meeting of Nalco stockholders scheduled for November 30, 2011. Stockholders are urged to read the entire j oint proxy statement/prospectus carefully.

Please Vote Your Nalco Shares Today.

Regardless of the number of shares you own your vote is very important. Adoption of the merger agreement requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the proposal. Failure to vote will have the same effect as a vote against the proposed merger. Please sign, date and return the enclosed proxy card in the postage-paid envelope provided. You may also vote your shares by telephone or internet by following the instructions on the proxy card.

The Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Nalco and its stockholders. The Nalco board of directors unanimously recommends that Nalco stockholders vote "FOR" the proposal to adopt the merger agreement.

The combination of Ecolab and Nalco is expected to have compelling strategic and financial benefits to the combined company and its stockholders, including, but not limited to, the following:

●	The creation of a combined company with a more globally diversified and strategically well-positioned business base, broader customer base and a larger array of products and services;

●	Strong business model, technology and culture fit;

●	The value to Nalco stockholders of a substantially higher dividend rate paid by Ecolab on its shares of common stock; and

●	Compelling shareholder value creation through attractive revenue and cost synergy opportunities.

Nalco Stockholder November 14, 2011	Page 2

Your vote is important. Please take the time TODAY to ensure that your shares are represented at the Special Meeting of Stockholders.

There are three ways to vote your shares of Nalco:

●           By Telephone – Stockholders in the United States can submit their vote by calling (800) 454-8683. Please have the control number located on your proxy card available;

●           By Internet – Stockholders can submit their vote via Internet at www.proxvvote.com. Again please have the control number located on your proxy card available, or;

●           By Mail – Stockholders can vote by mail by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you need assistance in voting your shares or have questions regarding the special meeting, please contact MacKenzie Partners, Inc., Nalco's proxy solicitor, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or by email at proxy@mackenziepartners.com.

We thank you for your continued support ofNalco.

Sincerely,

Stephen N. Landsman

If you have questions or need assistance in voting your shares, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com